Via Facsimile and U.S. Mail
Mail Stop 6010


August 16, 2005


Mr. William Danis
Chief Financial Officer
Med-Emerg International Inc.
6711 Mississauga Road, Suite 404
Mississauga, Ontario, Canada L5N 2W3

Re:	Med-Emerg International Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed April 14, 2005
File No. 001-13861

Dear Mr. Danis:

      	We have reviewed your response letter dated June 28,
2005
to our comment letter dated May 4, 2005 and have the following comments. Some of comments call for disclosure, we think you should amend your document in response to these comments. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10-
K for the fiscal year ended December 31, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response prior to the expiration of the 10-day period. If we have requested additional information as well as an amendment, or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

General

1. We note that you failed to provide the written assurances requested at the end of the previous letter. Please include a written statement acknowledging your responsibility related to this filing as requested at the end of this letter.

Item 6:  Selected Financial Data

2. Refer to our original comment one and Instruction 5 (b) of Item
301. Please revise your proposed table to include the range of high and low rates for each of the five most recent years.

Item 7:  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources

3. Refer to your response to comment five. Please revise the table to include the impact of interest paid related to your "Notes payable" and "Long-term debt."

Critical Accounting Policies and Assumptions

4. Your response to comment six identifies four significant areas that require estimates and assumptions: the reporting of revenues and expenses, the assessment of accounts receivable collection risk, the assessment of contingent liabilities, and the net valuation of property, plant and equipment. Please revise your disclosures to address material implications of uncertainties associated with the methods, assumptions and estimates underlying these accounting measurements. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management`s Discussion and
Analysis of Financial Condition and Results of Operations, please disclose the following:

a. Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
b. Specifically address why your accounting estimates or assumptions bear the risk of change.
c. Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
d. Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.


Financial Statements

General

5. Refer to your response to comment seven.  Please note that Rule
3-
04 of Regulation S-X requires stockholders` equity analysis for each period in which a statement of operation is presented. Revise your analysis to include the third year, and explain to us why the amounts included in the current year related to the "Elimination of deficit" differ from those included in the financial statement notes. Also provide to us a roll-forward of your equity accounts prepared on a US
GAAP basis.

Notes to Consolidated Financial Statements

3.  Summary of Significant Accounting Policies

(f)  Revenue recognition

6. Refer to your response to comment nine. Please provide to us a more detailed discussion of how each type of revenue generated meets the criteria for gross recognition in the literature cited.
Please
include specific details of how the contracts meet each specific point of consideration.

4.  Discontinued Operations

Ontario Medical Clinics Sale

7. Refer to your response to comment 10. Please tell us why you are proposing to delete "MEII and AIM continue to work together to ensure the long-term successful development of these clinics." We note that the removal of the language does not change the manner of operating related to this disposal.

14.  Elimination of Deficit

8. Refer to your response to comment 14. In order to reorganize under quasi-reorganization, please note that an entity must have made changes that are reasonably likely to result in profitable operations. Please tell us the changes that you have made and quantify the effect each of these changes were reasonably likely to have on the results of your operations. Please further tell us how your expectation of profitability here is consistent with your response for comment nine and your full valuation allowance provided for the future tax benefits. In addition, please tell us how a slow paying customer is out of the ordinary, thus not recurring, in your business and quantify the effect this customer had on the provision.
Also explain the non-recurring nature of losses you have incurred during the first quarter of 2005. Refer to FRR 210.


*    *    *    *

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Keira Ino, Staff Accountant, at (202) 824-
5488
or James Atkinson, Accounting Branch Chief, at (202) 942-2826 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant

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William Danis
Med-Emerg International Inc.
August 16, 2005
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